March 16, 2011
Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, DC 20549

Re:	F5 Networks, Inc. Form 10-K for fiscal year ended September 30, 2010 (the “2009 Form 10-K”) Filed November 23, 2010 File No. 000-26041
Dear Mr. Gilmore:
     This letter is submitted on behalf of F5 Networks, Inc. (the “Company” or “F5”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated March 4, 2011 with respect to the above referenced filing. For ease of reference, the Staff’s comment is set forth below in bold italics and F5’s response thereto immediately thereafter.
Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page 45
1.	We note the audit opinion references and opines on a financial statement schedule; however, we are unable to locate a financial statement schedule in the filing. In light of your disclosure under Item 15 (a)(2) that financial statement schedules have been omitted, please tell us what financial statement schedule is referred to in the audit opinion. Similar concerns also apply to the auditors’ consent.
Response:
     The audit opinion and consent included a typographical error referring to a financial statement schedule which is not required based on the guidance in Regulation S-X Item 5-04 (c) and Regulation S-X Item 4-02 as the Schedule II — Valuation and qualifying accounts is not material.

Note 1. Summary of Significant Accounting Policies
Earnings Per Share, page 58
2.	Clarify whether the holders of nonvested restricted stock units have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.
Response:
     The Company confirms that the holders of our nonvested restricted stock awards and restricted stock units do not have nonforfeitable rights to dividends or dividend equivalents and we therefore do not consider them as participating securities that should be included in our computation of basic earnings per share under the two-class method, as stated in ASC 260-10- 45-61A and ASC 260-10 -45-60A. We will disclose in our footnotes to the consolidated financial statements on prospective basis the following statement, “Our nonvested restricted stock awards and restricted stock units do not have nonforfeitable rights to dividends or dividend equivalents.”
     F5 acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     F5 appreciates your consideration of its response. Please contact me if you have any questions or require any additional information. My direct line is 206-272-6472 and my email is j.christianson@f5.com.
Sincerely,
/s/ Jeffrey A. Christianson
Jeffrey A. Christianson
Sr. Vice President and General Counsel

cc:	Jennifer Fugario, Staff Accountant, U.S. Securities & Exchange Commission John McAdam, F5 Networks, Inc. John E. Rodriguez, F5 Networks, Inc. Greg Davis, F5 Networks, Inc.